Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports First Quarter
2007 Financial Results

Record Quarterly Revenues of $25.2 Million

GAAP Net Income of $3.9 Million or $0.26 Per Diluted Share

TEL AVIV, ISRAEL, April 30, 2007 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the leader in Software DRM, USB-based authentication, and secure Web gateways, today announced financial results for the first quarter of fiscal year 2007, ended March 31, 2007.

Revenues for the first quarter of 2007 were a record $25.2 million, an increase of 10 percent from $22.9 million for the same period in 2006. Software DRM revenues for the first quarter of 2007 were $17.0 million, an increase of 6 percent from $16.1 million in the same period in 2006. Enterprise Security revenues for the first quarter were $8.2 million, a 21 percent increase from $6.8 million recorded in the same period in 2006.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the first quarter of 2007 was $3.9 million or $0.26 per basic and diluted share and compared to first quarter of 2006 GAAP net income of $3.8 million or $0.26 per basic share and $0.25 per diluted share. GAAP net income for the first quarter of 2007 included $0.4 million for stock based compensation expenses compared to $0.5 million in the first quarter of 2006.

Cash, cash equivalents and marketable securities totaled $93.9 million at March 31, 2007, up $3.1 million from $90.9 million reported at the end of 2006. The increase was mainly attributable to positive cash flow from operations during the first fiscal quarter 2007 of $3.9 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems stated, “Aladdin’s strong first quarter results, highlighted by record quarterly revenues and strong cash flow generation, provide an excellent foundation for growth in 2007. We experienced increased demand across our portfolio of innovative Software DRM and Enterprise Security solutions that protect digital assets and enable secure business. Aladdin continued to announce important product enhancements and innovations, including the general availability of HASP SRM and enhancements to our eToken line that will be rolled out later this year. In addition, our strategy and commitment to developing new markets was rewarded with recently announced eSafe and eToken deals in India, which offer significant long-term potential benefits to the Company.

“Overall, we are very pleased with the start to the year. Our strong first quarter financial performance, combined with our recently announced share buyback program of up to $10 million, reflects our commitment to delivering value to our shareholders,” concluded Margalit.

Financial and Operating Highlights

—	Record quarterly revenues of $25.2 million.

—	Enterprise Security business revenues increase 21% year-over-year to $8.2 million.

—	Cash flow from operating activities totaled $3.9 million.

—	Cash, cash equivalents and marketable securities increased by $3.1 million to $93.9 million.

—	Aladdin expanded its global presence by establishing an office in Shanghai, China to support its ongoing growth in the country.

Quarterly Product Highlights

—	Aladdin announced general availability of HASP SRM, the first software protection system to offer customers both hardware-and software-based security from a single solution.

—	Launched HASP HL Drive, an innovative USB device that allows software vendors to protect, license and deliver their software applications, drivers and data to end-users using a single USB key.

—	Formed a Software DRM advisory board to provide Aladdin with insight and recommendations for the direction of the software DRM market and tools for success.

—	Announced new eToken authentication solution products and enhancements to be launched throughout 2007. These include new devices, broadest client platform support for PKI, full Single Sign-On solution and enhanced authentication management tools.

—	Announced deployment of up to 8,000 eTokens by leading Indian bank, Punjab National Bank.

—	Announced general availability of Aladdin eSafe Hellgate appliance, the Company’s first gateway-based content security solution for the SMB market.

—	Released eSafe Web Threat Analyzer (WTA), a unique tool that exposes content security vulnerabilities in an organization’s network and provides a detailed audit report of potential and real threats that bypass existing security solutions.

—	Announced deployments of Aladdin’s eSafe SecureSurfing™ solution by several ISPs including:

■	Internet Solution & Service Provider Co, Ltd., one of Thailand’s largest ISPs, which is using the eSafe SecureSurfing solution to provide business customers with the country’s first clean pipe Internet access.

■	Green Dot Limited, the second largest ISP in Trinidad and Tobago, which is using the SecureSurfing to provide clean pipe Internet access.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook
At this time, while management is optimistic regarding the positive potential impact from the CIITE deal, the Company is not yet in a position to forecast the full impact this deal will have on Aladdin’s full year 2007 revenue and earnings per share guidance. Aladdin’s management continues to anticipate revenues for fiscal year 2007 in line with the Company’s previously stated guidance range of $95 million to $102 million. The Company reported $89 million in revenue in fiscal year 2006.

Fiscal year 2007 GAAP diluted earnings per share are also expected to be in line with the Company’s previously stated guidance range of $0.90 to $1.09. In line with the variable nature of quarterly stock-based compensation, the Company currently anticipates these expenses to be in the range of $0.4 million to $0.6 million per quarter. The Company reported GAAP diluted earnings per share of $0.93 in fiscal year 2006.

The Company undertakes no obligation to update its estimates.

Earnings Teleconference
The Company will hold a teleconference today, April 30th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial +1 (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on April 30th through 11:59 p.m. EDT on May 7th by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 3577848. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. The approved share buy back plan does not obligate Aladdin to repurchase any particular amount of ordinary shares and the Company maintains the right to suspend or discontinue the plan at any time. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three months period ended March 31,
	2007	2006

Revenues:
Software Security (DRM)	17,022	16,109
Enterprise Security	8,156	6,768

Total revenues	25,178	22,877

Cost of revenues	5,409	5,027

Gross profit	19,769	17,850

Research & development	4,589	3,762
Selling & marketing	8,077	6,971
General & administrative	3,395	3,254

Total operating expenses	16,061	13,987

Operating income	3,708	3,863
Financial income, net	1,005	645
Other income	9	9

Income before taxes	4,722	4,517

Taxes on income	742	729

Income before equity in loss of an affiliate	3,980	3,788

Equity in loss of an affiliate	112	-

Net income	3,868	3,788

Basic earning per share	0.26	0.26
Diluted earnings per share	0.26	0.25

Weighted average number of shares outstanding for Basic EPS	14,688	14,524

Weighted average number of shares outstanding for Diluted EPS	15,011	15,266

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	March 31, 2007	December 31, 2006

Assets
Current assets:
Cash & cash equivalents	43,239	39,734
Marketable securities	50,697	51,147
Trade receivable, net of allowance for doubtful accounts	17,444	16,427
Other accounts receivable	8,243	8,287
Inventories	7,520	7,299

Total current assets	127,143	122,894

Severance pay fund	2,749	2,673

Fixed assets, net	4,111	3,952

Other long term assets, net	17,130	16,782

Total Assets	151,133	146,301

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	5,654	5,794
Deferred revenues	6,662	6,173
Other current liabilities	8,207	8,244

Total current liabilities	20,523	20,211

Accrued severance pay	3,651	3,441

Shareholders' Equity	126,959	122,649

Total Liabilities and Shareholders' Equity	151,133	146,301

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended March 31,
	2007	2006

Cash flow from operating activities:

Net income	3,868	3,788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	566	684
Increase in trade and other receivables, net	(1,033)	(1,848)
Increase in inventory	(193)	(1,333)
Increase (decrease) in trade payables and accrued liabilities	(391)	1,170
Other adjustments	1,113	1,114

Net cash provided by operating activities	3,930	3,575

Cash flow from investing activities:

Purchase of property and equipment, net	(624)	(480)
Investment in available-for-sale marketable securities	(20,628)	-
Proceeds from sale of available-for-sale marketable securities	21,000	-
Investment in other companies	(250)	-

Net cash used in investing activities	(502)	(480)

Cash flow from financing activities:

Proceeds from exercise of options	86	335

Net cash provided by financing activities	86	335

Effect of exchange rate on cash and cash equivalents	(9)	113

Increase in cash and cash equivalents	3,505	3,543

Cash and cash equivalents at the beginning of the period	39,734	28,426

Cash and cash equivalents at the end of the period	43,239	31,969